

MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689
info@masllp.com
www.masllp.com



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of Vertical Longevity Pharmaceuticals, Inc.

We have reviewed the accompanying statement of financial condition of Vertical Longevity Pharmaceuticals, Inc. (the "Company") as of August 31,2025 and the related statements of operations, changes in shareholder's equity and cash flows for the period of March 21, 2025 (inception) through August 31, 2025, and the related notes (collectively referred to as the "financial statements"). A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Generally Accepted Auditing Standards (GAAS). Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are registered public accounting firm and are required to be independent of the Company and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has an accumulated deficit of $18,867 as at August 31, 2025 and has generated no revenue since inception. The above condition raises substantial doubt about the Company's ability to continue as a going concern. Further information and management's plan in regard to this uncertainty were also described in Note 6. The Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.





LLPIN-AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India



MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689
info@masllp.com
www.masllp.com



Emphasis of Matter

As discussed in Note 7 to the financial statements, which describes that the Company has granted direct equity (common stock) to non-employees in exchange for services. These grants are subject to a defined vesting schedule, and the shares have been issued at par value without a formal valuation. The determination of fair value and the related accounting treatment involve considerable judgment by management. Our review procedures included reliance on management's conclusions regarding the evaluation and valuation of the common stock, as well as the relevant terms and conditions of the associated agreements. Our conclusion is not modified in respect of this matter.

Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India
September 10, 2025



LLPIN-AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

Vertical Longevity Pharmaceuticals, Inc.

a Delaware Corporation

Financial Statements (unaudited)

For the period of March 21, 2025 (Inception) through August 31, 2025

Vertical Longevity Pharmaceuticals, Inc.
Statement of Financial Position
As of August 31, 2025

(unaudited)

	Amount
ASSETS	
Current Assets	
Cash and Cash Equivalents	$25
Total Current Assets	**$25**
TOTAL ASSETS	$25
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accrued expenses	$6,612
Total Current Liabilities	**$6,612**
TOTAL LIABILITIES	$6,612
EQUITY	
Common Stock	$698
Additional paid in capital	$11,582
Accumulated Deficit	$(18,867)
TOTAL EQUITY	$(6,587)
TOTAL LIABILITIES AND EQUITY	$25

Vertical Longevity Pharmaceuticals, Inc
Statement of Operations
For the period of March 21,2025(Inception) through August 31,2025

(unaudited)

Particulars	Amount
Revenue	
Revenue From Operations	$ -
Other Income	$20,000
Total Revenue	**$20,000**
Operating Expenses	
Consulting Fees	$11,557
Legal Fees	$6,612
Professional Service Expense	$698
Accelerator program expense	$20,000
Total Operating Expenses	**$38,867**
Net Income (Loss) for the period	**$(18,867)**
Weighted Average no. of shares	**8,051,426**
Basic and Diluted EPS	**(0.002)**

Vertical Longevity Pharmaceuticals, Inc.
Statement of Changes in Shareholders' Equity

For the period of March 21, 2025 (inception) through
August 31, 2025

(unaudited)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at March 21, 2025 (inception)	—	—	—	—	—
Issuance of common stocks for services provider & advisor at $0.0001	6,980,625	$698	—	—	$698.00
Owner Capital Contribution	—	—	$25	—	$25
Founder contribution for grant writing expense	—	—	$11,557.00	—	$11,557.00
Net loss (2025)	—	—	—	$(18,867)	$(18,867)
Balance at Aug 31, 2025	6,980,625	$698	$11,582.00	$(18,867)	$(6,587.00)

Vertical Longevity Pharmaceuticals, Inc.
Statement of Cash Flows
For the period of March 21,2025(Inception) through August 31,2025

(unaudited)

Particulars	Amount
Cash Flows from Operating Activities	
Net Income (Loss)	$ (18,867)
Adjustment to reconcile net loss to net cash used in operating activities	
Non cash Capital Contribution	$11,557
Share based Incentive Compensation	$698
Changes in operating assets and Liabilities:	
Increase in other Liabilities	$6,612
Net Cash provided by (used in) Operating Activities	**$ -**
Cash Flows from Financing Activities	
Proceeds from issuance of common stock	-
Owner capital contributions	$25
Net Cash provided by (used in) Financing Activities	**$25**
Net Increase (Decrease) in Cash and Cash Equivalents	$25
Cash and cash equivalents at beginning of period	$0
Cash and Cash Equivalents at End of Period	**$25**

Vertical Longevity Pharmaceuticals, Inc.
Notes to the Financial Statements
For the period of March 21,2025(Inception) through August 31,2025

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Vertical Longevity Pharmaceuticals, Inc. (the "Company") was incorporated on March 21, 2025 in the State of Delaware. The Company is a preclinical-stage longevity biotechnology company developing virus-like particle (VLP) vaccines targeting senescent cells, initially focused on atherosclerosis and other age-related diseases. Activities since inception have consisted primarily of formation, organizational matters, research planning, and fundraising preparation.

The company's main office address is at 3500 South DuPont Highway, Dover, DE, USA 19901.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and presented in United States dollars.

Method of Accounting

The financial statements have been prepared on Accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Uses of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during each reporting period. Actual results could differ from those estimates.

Cash

As of August 31, 2025, the Company had a cash balance of $25. The Company considers all short-term, highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents. These instruments are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. As of the reporting date, the Company held no such investments, and the entire balance is maintained in a standard checking account.

Revenue Recognition

During the period ended on August 31, 2025, our revenue recognition policy was in accordance with ASC 606, "Revenue from Contracts with Customers", which requires the recognition of sales following five steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Net loss per common share – basic and diluted

Authoritative guidance on Earnings per Share requires dual presentation of basic and diluted earnings or loss per share ("EPS") for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution; diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Basic loss per share is computed by dividing net loss applicable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company, unless the effect is to reduce a loss or increase earnings per share.

Fair value of financial instruments.

We value our financial assets and liabilities on a recurring basis using the fair value hierarchy established in Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures.

ASC 820 describes three levels of inputs that may be used to measure fair value, as follows:

Level 1 input, which include quoted prices in active markets for identical assets or liabilities.

Level 2 inputs, which include observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability; and

Level 3 inputs, which include unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the underlying asset or liability. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, as well as significant management judgment or estimation.

.

Stock-based compensation.

The Company accounts for equity awards to employees, directors, advisors, and consultants in accordance with ASC 718, Compensation—Stock Compensation. Awards issued for services are measured at grant-date fair value and recognized as compensation expense over the requisite service period (generally the vesting period). For 2025, the Company issued common stock for services to founders and advisors; given the very early stage of operations and lack of an independent valuation, compensation expense recorded was nominal, and management will update measurement when a contemporaneous fair value (e.g., a 409A valuation) is obtained.

Income taxes.

The Company accounts for income taxes in accordance with ASC 740. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities and for net operating loss carryforwards. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company uses the calendar year for income tax reporting. No income tax expense was recorded for the period ended August 31, 2025 due to operating losses and a full valuation allowance.

Recent accounting pronouncements

FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024**.**

Issued Accounting Standards Not Yet Adopted

There are no recently issued accounting standards that have not been adopted that would affect the financial statements of the Company.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions.

During 2025 a founder paid $11,557 of Company expenses from a personal account. The Company does not intend to reimburse the founder. The payment is recorded as Consulting Expenses and a non-cash capital contribution within additional paid-in capital. No cash was paid to related parties during the period, and there were no amounts due to or from related parties at August 31, 2025.

NOTE 4 – ACCRUED EXPENSES

As of August 31, 2025, the Company has recognized an accrued expense of $6,612 under Current Liabilities for legal fees associated with incorporation services rendered by Gunderson Dettmer. This fee is contractually deferred and will become payable only upon the Company successfully raising a total of $1,000,000 in financing.

The full amount of $6,612 has been recorded in the Statement of Operations under Legal Fees, in accordance with the accrual basis of accounting.

NOTE 5 – OTHER INCOME

As of August 31, 2025, the Company received support valued at $20,000 related to its participation in the Innosphere Ventures incubator program. This amount was paid directly on the Company's behalf by the Tech Transfer Office, and the Company did not receive or disburse any cash in connection with this transaction.

The support has been recognized as Other Income in the Statement of Operations, with a corresponding Accelerator Program Expense recorded in the same amount.

NOTE 6 – LIQUIDITY AND GOING CONCERN

The Company incurred a net loss of $18,867 for the period ended August 31, 2025 and had cash of $25 and a working capital deficit of $6,587 at that date. The Company has relied on equity issuances, contributions, and founder contributions to fund operations and expects to continue incurring losses for the foreseeable future. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are available to be issued. Management's plans include a planned crowdfunding raise and pursuit of additional financing. No adjustments have been made for this uncertainty.

NOTE 7 – STOCKHOLDERS' EQUITY

The Company is authorized to issue up to **10,000,000 shares** of common stock with a par value of **$0.0001 per share**. As of **August 31, 2025**, a total of **9,177,500 shares** were outstanding. Of these, **6,980,625 shares** have been issued and vested, while the remaining **2,196,875 shares** are unvested and subject to a defined vesting schedule.

Certain shares have been granted directly to non-employees in exchange for services. These equity grants were issued at par value without a formal valuation. The determination of vesting terms and the absence of a fair value assessment involve significant management judgment. The Company has relied on internal assessments and the contractual terms of the underlying agreements in accounting for these issuances.

Earnings Per Share
- **Weighted Average Number of Shares Outstanding:** 8,051,426
- **Basic and Diluted EPS:** ($0.002)

NOTE 8 – INCOME TAXES

The Company has not made provision for income taxes for the period from March 21, 2025 (inception) through August 31, 2025, as it has the benefit of net operating losses during this period. Due to uncertainties surrounding the Company's ability to generate future taxable income to realize deferred income tax assets arising from these net operating losses, no deferred income tax assets have been recorded as of August 31, 2025. The Company has incurred a net operating loss (NOL) of $18,867.

Net deferred tax assets consist of the following components as of August 31, 2025

	August 31 2025
Net loss for the period	$(18,867)
Effective tax rate	21%
Tax Recovery	$(3962.07)
Less: Valuation Allowance	$3962.07
Net Deferred Tax Assets	-

NOTE 9 – SUBSEQUENT EVENTS

Management evaluated subsequent events through the date these financial statements were available to be issued. Subsequent to August 31, 2025, the Company received a written commitment for a $10,000 SAFE investment with a 20% discount and no valuation cap. As of the evaluation date, the SAFE had not been executed and no proceeds had been received; accordingly, no amounts have been recognized in these financial statements.